Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share, per day and fleet data)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
STATEMENT OF INCOME DATA
Revenue from vessels	$66,362	$64,490	$149,385	$122,728
Revenue from vessels, net	63,669	61,522	143,193	117,201

Voyage expenses	15,419	15,611	32,435	29,756
Vessel operating expenses	12,338	11,941	26,006	21,927
Depreciation	8,911	8,116	17,603	15,555
Amortization of deferred drydocking charges	2,413	2,291	4,787	4,033
Provision for doubtful receivables	—	—	244	—
Management fees	1,260	1,095	2,505	2,100
General & Administrative expenses	709	394	1,278	834

Operating income	22,620	22,074	58,334	42,996

Interest and finance costs, net	(2,103)	(3,265)	(5,257)	(6,278)
Interest income	100	115	181	209
Foreign currency losses	(2)	(115)	(47)	(206)
Share of profits of joint-venture	—	300	—	664
Amortization of deferred gain on sale of vessels	792	—	1,584	—
Gain on sale of vessels	8,755	—	8,755	—
Other income/(expense)	—	(410)	—	(611)

Net income	$30,161	$18,699	$63,550	$36,774

Earnings per share, basic	$1.62	$1.09	$3.55	$2.15
Earnings per share, diluted	$1.62	$1.08	$3.54	$2.14
Weighted average number of shares outstanding
Basic	18,592,171	17,230,855	17,893,298	17,119,850
Diluted	18,634,881	17,264,890	17,955,188	17,153,885

	June 30 2004	December 31 2003
BALANCE SHEET DATA
Cash and cash equivalents	94,699	86,813
Current assets, including cash	131,724	116,971
Advances for vessels	81,375	33,420

Vessels at cost	848,948	800,870
Accumulated Depreciation	(163,286)	(146,208)

Vessels’ Net Book Value	685,662	654,662
Deferred charges	17,930	20,454

Total assets	$916,691	$825,507

Current portion of long-term debt	44,753	41,602
Current liabilities, including current portion of long-term debt	84,337	83,463
Long-term debt, net of current portion	363,644	411,018
Deferred income, net of current portion	14,457	16,457
Total stockholders’ equity	454,253	314,569

Total liabilities and stockholders’ equity	$916,691	$825,507

	Three months ended June 30			Six months ended June 30
	2004		2003	2004	2003
OTHER FINANCIAL DATA
Net cash from operating activities		$23,400	$29,908	$66,954	$47,705
Net cash used in investing activities		$(3,676)	$(32,585)	$(87,475)	$(126,034)
Net cash from/(used in) financing activities		$(4,516)	$14,144	$28,406	$93,142

FLEET DATA
Vessel overhead costs per ship per day		$783	$645	$751	$662
Average number of vessels during period		27.6	25.4	27.7	24.5
Number of vessels at end of period		27.0	26.0	27.0	26.0
Average age of fleet at end of period	Years	7.0	6.5	7.0	6.5
Dwt at end of period (in thousands)		2,919.9	2,538.6	2,919.9	2,538.6

Time charter employment	Days	1,372	888	2,561	1,643
Period employment (pool and coa) at market rates	Days	546	387	1,128	837
Spot voyage employment at market rates	Days	547	905	1,207	1,656

Total operating days		2,465	2,180	4,896	4,136
Total available days		2,514	2,307	5,035	4,432

TCE per ship per day		$23,504	$24,174	$26,744	$24,333
Operating expenses per ship per day		$5,723	$5,865	$5,993	$5,627

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

FINANCIAL AND OTHER DATA BY FLEET (Unaudited)

	Three Months Ended June 30, 2004
Vessel Type		VLCC	Suezmax	Aframax	Panamax	Product carriers

Average number of vessels		2.0	4.0	10.0	7.6	4.0
Number of vessels at end of period		2.0	4.0	10.0	7.0	4.0

Dwt at end of period (in thousands)	Dwt	600.9	657.2	1,020.7	478.2	162.9
Percentage of total fleet		20.5%	22.5%	35.0%	16.4%	5.6%

Average age at end of period	Years	8.2	1.8	8.1	6.7	18.2

TCE per ship per day		$45,218	25,450	23,460	21,658	13,865

Operating expenses per ship per day		$7,920	5,756	5,809	5,462	5,462

	Six Months Ended June 30, 2004
Vessel Type	VLCC	Suezmax	Aframax	Panamax	Product carriers

Average number of vessels	1.9	4.0	10.0	7.8	4.0

TCE per ship per day	$48,713	26,383	28,549	25,691	14,480

Operating expenses per ship per day	$8,108	6,120	6,226	5,651	5,778

	Three Months Ended June 30, 2004
	Newbuildings	VLCC 2004	Acquired (pre-1997)	Combined

Average number of vessels	16.0	1.0	10.6	27.6

Percentage of total fleet in dwt at end of period	68%	10%	22%	100%

Average age at end of period (years)	3.3	10.5	17.1	7.0

Utilization in period	100.0%	100.0%	94.9%	98.1%

TCE per ship per day	$25,596	$54,935	$17,070	$23,504

Operating expenses per ship per day	$5,516	$7,920	$5,722	$5,723

Revenue from vessels, net ($ thousand)	$40,801	$5,840	$17,028	$63,669
Net income, excluding gain on sale - ($ thousand)	$15,276	$3,097	$3,694	$22,067
Gain on sale of vessels				8,755
Holding and dormant companies				(661)

Total net income				30,161

	Six Months Ended June 30, 2004
	Newbuildings	VLCC 2004	Acquired (pre-1997)	Combined

Average number of vessels	16.0	0.9	10.8	27.7

Utilization in period	98.9%	100.0%	94.5%	97.2%

TCE per ship per day	$28,356	$64,228	$21,123	$26,744
Operating expenses per ship per day	$5,616	$8,108	$6,233	$5,993

Revenue from vessels, net ($ thousand)	$88,516	$11,719	$42,958	$143,193
Net income, excluding gain on sale—($ thousand)	$36,498	$6,613	$12,844	$55,955
Gain on sale of vessels				8,755
Holding and dormant companies				(1,160)

Total net income				63,550

Newbuildings include all vessels specifically constructed for TEN. These represent all additions to the fleet since 1997.

Vessels acquired includes the VLCC La Madrina for 2004.

TCE represents gross freight revenue less voyage expenses (excluding any charter-in costs). Commission is not deducted.

TCE rate given for the the VLCC Millennium, which is chartered out on a bare-boat basis, takes into account a notional operating cost per day.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

FOR THE THREE MONTHS ENDED JUNE 30, 2004 AND 2003

(Expressed in thousands of U.S. Dollars - except per share data)

	Three months ended June 30,
	2004	2003
REVENUES:
Revenue from vessels	$66,362	$64,490
Commissions	(2,693)	(2,968)

Revenue from vessels, net	63,669	61,522

EXPENSES:
Voyage expenses	15,419	15,611
Vessel operating expenses	12,338	11,941
Depreciation	8,911	8,116
Amortization of deferred charges	2,413	2,291
Management fees	1,260	1,095
General and administrative expenses	709	394

Operating income	22,620	22,074

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(2,103)	(3,265)
Interest income	100	115
Foreign currency losses	(2)	(115)
Share of profits of joint-venture	—	300
Amortization of deferred gain on sale of vessels	792	—
Gain on sale of vessels	8,755	—
Other, net	—	(410)

Total other income (expenses), net	7,542	(3,375)

Net Income	$30,161	$18,699

Earnings per share, basic	$1.62	$1.09

Earnings per share, diluted	$1.62	$1.08

Weighted average number of shares, basic	18,592,171	17,230,855

Weighted average number of shares, diluted	18,634,881	17,264,890